

December 1, 2010

Lon R. Greenberg
Chief Executive Officer
UGI Corporation
460 North Gulph Road
King of Prussia, PA 19406

John L. Walsh
President and Chief Executive Officer
UGI Utilities
460 North Gulph Road
King of Prussia, PA 19406

Eugene V.N. Bissell
President and Chief Executive Officer
Amerigas Partners, L.P.
460 North Gulph Road
King of Prussia, PA 19406

      Re: **UGI Corporation**
              Form 10-K for Fiscal Year Ended September 30, 2009
              Filed November 20, 2009
              File No. 001-11071

              UGI Utilities
              Form 10-K for the Fiscal Year Ended September 30, 2009
              Filed November 20, 2009
              File No. 001-01398

              AmeriGas Partners, L.P.
              Form 10-K for Fiscal Year Ended September 30, 2009
              Filed November 20, 2009
              File No. 001-13692

Lon R. Greenberg
UGI Corporation
John L. Walsh
UGI Utilities
Eugene V.N. Bissell
AmeriGas Partners, L.P.
December 1, 2010
Page 2

Dear Messrs. Greenberg, Walsh and Bissell:

      We have completed our review of your filings and do not have any further comments at this time.

      Sincerely,

      H. Christopher Owings
      Assistant Director